UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

 ____________________________________
SCHEDULE 13G
(Rule 13d-102)

(Amendment No. 1)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

 ____________________________________
Global Ship Lease, Inc.
(Name of Issuer)

Class A Common Shares, par value $0.01 per share
(Title of Class of Securities)
Y27183600
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

  ____________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. Y27183600	13G

1	NAME OF REPORTING PERSONS Nokomis Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,240,077 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,240,077 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,240,077 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4% (1)**
12	TYPE OF REPORTING PERSON* IA, OO

(1) Represents the amount and percentage of beneficial ownership as of the date hereof, based on 36,096,196 Class A Common Shares of Global Ship Lease, Inc. (the “Issuer”) outstanding as of January 26, 2021, as reported in Exhibit 99.3 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on January 26, 2021.  As of the end of December 31, 2020, the reporting person beneficially owned 1,237,791 Class A Common Shares of the Issuer, representing approximately 7.0% of the Class A Common Shares of the Issuer, based on 17,741,008 Class A Common Shares outstanding as of September 30, 2020, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on November 10, 2020.

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. Y27183600	13G

1	NAME OF REPORTING PERSONS Brett Hendrickson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,240,077 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,240,077 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,240,077 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4% (1)**
12	TYPE OF REPORTING PERSON* HC, IN

(1) Represents the amount and percentage of beneficial ownership as of the date hereof, based on 36,096,196 Class A Common Shares of  the Issuer outstanding as of January 26, 2021, as reported in Exhibit 99.3 to the Issuer’s Form 6-K filed with the SEC on January 26, 2021.  As of the end of December 31, 2020, the reporting person beneficially owned 1,237,791 Class A Common Shares of the Issuer, representing approximately 7.0% of the Class A Common Shares of the Issuer, based on 17,741,008 Class A Common Shares outstanding as of September 30, 2020, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on November 10, 2020.

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

AMENDMENT NO. 1 TO SCHEDULE 13G
This Amendment No. 1 (this “Amendment”) to Schedule 13G (“Schedule 13G”) is being filed on behalf of Nokomis Capital, L.L.C., a Texas limited liability company (“Nokomis Capital”), and Mr. Brett Hendrickson, the principal of Nokomis Capital, relating to Class A Common Shares, par value $0.01 per share (the “Common Stock”), of Global Ship Lease, Inc., a corporation incorporated in the Republic of The Marshall Islands (the “Issuer”).
This Schedule 13G relates to Common Stock of the Issuer purchased by Nokomis Capital through the accounts of certain private funds and managed accounts (collectively, the “Nokomis Accounts”). Nokomis Capital serves as the investment adviser to the Nokomis Accounts and may direct the vote and dispose of the 1,240,077 shares of Common Stock (1,237,791 shares of Common Stock as of December 31, 2020) held by the Nokomis Accounts. As the principal of Nokomis Capital, Mr. Hendrickson may direct the vote and disposition of the 1,240,077 shares of Common Stock (1,237,791 shares of Common Stock as of December 31, 2020) held by the Nokomis Accounts.

Item 1(a)	Name of Issuer.
Global Ship Lease, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.
c/o Global Ship Lease Services Limited
25 Wilton Road
London SW1V 1LW
United Kingdom

Item 2(a)	Name of Person Filing.
Nokomis Capital, L.L.C. (“Nokomis Capital”) and Mr. Brett Hendrickson (collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
1300 Golden Gate Drive
Southlake, TX 76092

Item 2(c)	Citizenship or Place of Organization.
Nokomis Capital is a limited liability company organized under the laws of the State of Texas. Mr. Hendrickson is the principal of Nokomis Capital and is a United States citizen.

Item 2(d)	Title of Class of Securities.
Class A Common Shares, par value $0.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.
Y27183600

Item 3	Reporting Person.
If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)
As of the date hereof, Nokomis Capital and Mr. Hendrickson are the beneficial owners of 1,240,077 shares of Common Stock.  As of December 31, 2020, Nokomis Capital and Mr. Hendrickson were the beneficial owners of 1,237,791 shares of Common Stock.

(b)
As of the date hereof, Nokomis Capital and Mr. Hendrickson are the beneficial owners of 3.4% of the outstanding shares of Common Stock, based on 36,096,196 shares of Common Stock of the Issuer outstanding as of January 26, 2021, as reported in Exhibit 99.3 to the Issuer’s Form 6-K filed with the SEC on January 26, 2021.  As of December 31, 2020, Nokomis Capital and Mr. Hendrickson were the beneficial owners of approximately 7.0% of the shares of Common Stock, based on 17,741,008 shares of Common Stock outstanding as of September 30, 2020, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on November 10, 2020.

(c)
As of the date hereof, Nokomis Capital, as the investment adviser to the Nokomis Accounts, may direct the vote and dispose of the 1,240,077 shares of Common Stock held by the Nokomis Accounts. As of the date hereof, as the principal of Nokomis Capital, Mr. Hendrickson may direct the vote and disposition of the 1,240,077 shares of Common Stock held by the Nokomis Accounts.  As of December 31, 2020, Nokomis Capital, as the investment adviser to the Nokomis Accounts, may have directed the vote and dispose of the 1,237,791 shares of Common Stock held by the Nokomis Accounts. As of December 31, 2020, as the principal of Nokomis Capital, Mr. Hendrickson may have directed the vote and disposition of the 1,237,791 shares of Common Stock held by the Nokomis Accounts.

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 28, 2021

NOKOMIS CAPITAL, L.L.C.

By:	/s/ Brett Hendrickson
Brett Hendrickson
Manager

/s/ Brett Hendrickson
Brett Hendrickson